UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                    FORM 6-K

                                  ------------

                            REPORT OF FOREIGN ISSUER

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                 JANUARY 31 2005


                                  ------------

                                NOVO NORDISK A/S
             (Exact name of Registrant as specified in its charter)


                                    NOVO ALLE
                               DK-2880, BAGSVAERD
                                     DENMARK
                    (Address of principal executive offices)

                                  ------------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                       Form 20-F [X]     Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

FINAL RESULTS

FINANCIAL STATEMENT FOR 2004
STOCK EXCHANGE ANNOUNCEMENT NO 3 / 2005

Novo Nordisk's operating profit grew by 9% in 2004

An underlying operating profit growth of 15% expected for 2005

*    Sales in 2004 increased by 15% measured in local currencies.

     *    Sales of insulin analogues increased by 84%

     *    Sales of NovoSeven(R) increased by 19%

     *    Sales in North America increased by 32%

*    Measured in Danish kroner sales increased by 11%.

* Underlying operating profit increased by more than 20%, and measured in Danish kroner operating profit increased by 9% to DKK 6,980 million.

* Net profit increased by 4% to DKK 5,013 million and earnings per share (diluted) increased by 5% to DKK 14.83.

* At the Annual General Meeting on 9 March 2005, the Board of Directors will propose a 9% increase in dividend to DKK 4.80 per share of DKK 2.

* Lars Rebien Sorensen, president & CEO, said: "We're proud of the results that we achieved in 2004. The increasing demand for our portfolio of insulin analogues and NovoSeven(R), coupled with a strong performance in North America, makes us confident that we will be able to deliver solid growth also in 2005."

* In 2005, the underlying operating profit is expected to grow by 15% in local currencies. Measured in Danish kroner the growth in operating profit is expected to be around 5%, reflecting a significant, negative currency impact and no major non-recurring income in 2005.

Contents

                                                                                    PAGE
 Financial statement 2004                                                              3
 Results for 2004 compared to previous expectations                                    4
 Sales development by segments                                                         4
 Diabetes care                                                                         4
 Biopharmaceuticals                                                                    6
 Costs, licence fees and other operating income                                        7
 Net financials and tax                                                                7
 Capital expenditure                                                                   7
 Free cash flow and financial resources                                                7
 Outlook 2005                                                                          8
 Research and development update                                                       9
 Equity                                                                               10
 Corporate governance                                                                 10
 Sustainability issues                                                                11
 Legal issues                                                                         11
 Conference call details                                                              12
 Forward-looking statement                                                            12
 Financial calendar and contact details                                               13
 APPENDICES:
 Appendices 1-3:  Income statement, balance sheet and cash flow statement             14
 Appendix 4:      Statement of changes in equity                                      17
 Appendices 5-6:  Quarterly numbers in DKK and EUR                                    18
 Appendix 7:      Incentive programmes                                                20
 Appendix 8:      Adoption of IFRS                                                    22

Financial statement 2004

As of 1 January 2004, the accounting policies have been changed to comply with International Financial Reporting Standards (IFRS). Appendix 8 describes the changes from historically applied Danish GAAP to IFRS. In the fourth quarter of 2004, IFRS 2 'Share-based payment' has been applied retrospectively to all grants of employee shares and share option schemes from 1997 to 2004. In line with the development in international practice, cash discounts are now classified as a deduction from sales. Previously cash discounts were reported as Sales and distribution costs.

(Amounts below in DKK million except earnings per share, dividend per share and number of employees)

                                                                                                    % CHANGE 2003
PROFIT AND LOSS                                     2004     2003      2002      2001      2000           TO 2004
----------------
SALES                                             29,031   26,158    24,866    23,385    20,485              11%

GROSS PROFIT                                      20,981   18,749    18,268    17,349    15,469              12%
Gross margin                                       72.3%    71.7%     73.5%     74.2%     75.5%

Sales and distribution costs                       8,280    7,451     7,187     6,951     6,013              11%
Percent of sales                                   28.5%    28.5%     28.9%     29.7%     29.4%

Research and development costs                     4,352    4,055     3,952     3,872     3,407               7%
Percent of sales                                   15.0%    15.5%     15.9%     16.6%     16.6%

Administration costs                               1,944    1,857     1,960     1,931     1,917               5%
Percent of sales                                    6.7%     7.1%      7.9%      8.3%      9.4%

Licence fees and other operating income              575    1,036       758       815       571            (44%)

OPERATING PROFIT                                   6,980    6,422     5,927     5,410     4,703               9%
Operating margin                                   24.0%    24.6%     23.8%     23.1%     23.0%

Net financials                                       477      954       401       285       181            (50%)
PROFIT BEFORE TAX                                  7,457    7,376     6,328     5,695     4,884               1%

NET PROFIT                                         5,013    4,833     4,116     3,620     3,154               4%
Net profit margin                                  17.3%    18.5%     16.6%     15.5%     15.4%

OTHER KEY NUMBERS

Depreciation and amortisation                      1,892    1,581     1,293     1,043     1,010              20%
Capital expenditure                                2,999    2,273     3,893     3,829     2,123              32%

Free cash flow                                     4,278    3,846       497       186     2,712              11%

Equity                                            26,504   24,776    22,477    19,700    16,620               7%
Total assets                                      37,433   34,564    31,612    28,662    24,597               8%
Equity ratio                                       70.8%    71.7%     71.1%     68.7%     67.6%

Diluted earnings per share (in DKK)                14.83    14.15     11.85     10.45      9.03               5%
Dividend per share (in DKK)                         4.80     4.40      3.60      3.35      2.65               9%
(proposed dividend for 2004)
Average number of full-time employees             19,520   18,381    17,073    14,771    12,698               6%

PERFORMANCE AGAINST LONG-TERM                                                                           5 YEARS'
FINANCIAL TARGET RATIOS                                                                                  AVERAGE
Operating profit growth                             8.7%     8.4%      9.6%     15.0%     32.6%            14.9%
Operating margin                                   24.0%    24.6%     23.8%     23.1%     23.0%            23.7%
Return on invested capital                         20.6%    19.5%     20.5%     22.7%     22.3%            21.1%
Cash to earnings                                   85.3%    79.6%     12.1%      5.1%     86.0%            53.6%

RESULTS FOR 2004 COMPARED TO PREVIOUS EXPECTATIONS

The realised performance for 2004 exceeded the expectations communicated with the financial results for the first nine months of 2004 on 27 October 2004:

* the realised growth in sales of 11% measured in Danish kroner exceeded the expectation of growth around 10%;

* the 9% growth in reported operating profit exceeded the previously announced expectations of growth in operating profit of slightly more than 5%; and

* the realised net profit was higher than expected as net financial income was above expectations, and the effective tax rate was in line with expectations.

Operating profit for 2004 includes costs of approximately DKK 100 million related to the implementation of IFRS 2 'Share-based payment', which has also been adjusted in historical figures.

Sales development by segments
Sales increased by 15% measured in local currencies. Growth was realised both within diabetes care and biopharmaceuticals - primarily driven by strategically important products such as the insulin analogues NovoRapid(R) and NovoMix(R) 30 as well as NovoSeven(R).

                                                    SALES                                             SHARE OF
                                                     2004                             GROWTH            GROWTH
                                                      DKK            GROWTH         IN LOCAL          IN LOCAL
                                                  MILLION       AS REPORTED       CURRENCIES        CURRENCIES
THE DIABETES CARE SEGMENT
Insulin analogues                                   4,507               77%             84%                55%
Human insulin and insulin-related products         14,383              (1%)              2%                 7%
Oral antidiabetic products                          1,643               15%             21%                 8%
DIABETES CARE - TOTAL                              20,533               11%             15%                70%

THE BIOPHARMACEUTICALS SEGMENT
NovoSeven(R)                                        4,359               13%             19%                19%
Growth hormone therapy                              2,317                9%             11%                 6%
Other products                                      1,822                7%             11%                 5%
BIOPHARMACEUTICALS - TOTAL                          8,498               11%             15%                30%

TOTAL SALES                                        29,031               11%             15%               100%

Sales growth was realised in all regions, with the primary growth driver being North America, constituting 26% of total sales, but also International Operations, constituting 17% of total sales, showed solid growth rates.

Diabetes care
Sales of diabetes care products grew by 15% measured in local currencies compared to 2003 and by 11% measured in Danish kroner to DKK 20,533 million. Novo Nordisk remains the global market leader in diabetes care (insulin and oral antidiabetic products) with an overall market share of 20%.

Insulin analogues, human insulin and insulin-related products
Sales of insulin analogues, human insulin and insulin-related products increased by 14% measured in local currencies and by 11% measured in Danish kroner to DKK 18,890 million. All regions contributed to growth both measured in local currencies and in Danish kroner.

Novo Nordisk is the global leader in the insulin market with a worldwide insulin volume market share of 50%, and within the analogue segment Novo Nordisk continues to gain market share, now holding close to 30% of the world market.

Sales of insulin analogues increased by 84% measured in local currencies and by 77% in Danish kroner to DKK 4,507 million in 2004. Solid growth rates were realised in all regions, and North America continues to be the primary growth driver. Sales of insulin analogues contribute with 55% of the overall growth in local currencies and now constitute 24% of Novo Nordisk's total sales of all insulin products.

Levemir(R), Novo Nordisk's long-acting insulin analogue, continues to gain market share in Europe and now holds 9% of the market for long-acting insulin analogues, less than a year after introduction in the first market. A continued roll-out of Levemir(R) in additional countries in 2005 is expected to underpin the solid development seen in the early launch phase.

Europe
Sales in Europe increased by 6% measured in both local currencies and in Danish kroner, with growth being driven by the portfolio of insulin analogues, including Levemir(R). Growth in insulin sales continues to be negatively impacted by price-focused healthcare reforms in some countries, while insulin sales in Germany in the fourth quarter were positively affected by an acceleration of purchasing by patients, primarily motivated by reimbursement considerations.

North America
Sales in North America increased by 34% in local currencies in 2004 and by 22% measured in Danish kroner. The solid sales growth reflects underlying market growth and market share gains. The increased market share is driven by a solid penetration of the insulin analogues NovoLog(R) and NovoLog(R) Mix. Novo Nordisk now holds more than one-third of the US insulin market and 20% of the analogue market.

In December, Novo Nordisk's US affiliate Novo Nordisk Inc, was again awarded a national contract to provide the US Veterans Administration and Department of Defense (VA/DoD) with human insulin, now also including analogue insulin in both vials and delivery devices. The new contract is initially for one year with an option of prolongation for four additional option years, at the discretion of the VA/DoD. The VA/DoD announced the potential five-year value of the contract at just under USD 250 million.

International Operations
Sales within International Operations increased by 20% in local currencies and by 14% measured in Danish kroner. The key growth driver continues to be sales of human insulin, driven especially by China. However, insulin analogues also continue to add to growth, driven especially by Turkey, and Novo Nordisk remains the overall market leader in the analogue segment in the International Operations region.

Japan & Oceania
Sales in Japan & Oceania increased by 11% in local currencies and by 9% measured in Danish kroner. Growth is primarily due to increased sales of NovoRapid(R) and NovoRapid(R) Mix 30, supported by a continued conversion from durable to prefilled devices, with NOVO Nordisk now holding more than 80% of the prefilled device market.

Oral antidiabetic products
Sales of oral antidiabetic products increased in all regions and in total by 21% measured in local currencies and 15% measured in Danish kroner to DKK 1,643 million, with growth primarily driven by North America but also by International Operations.

Biopharmaceuticals
Sales of biopharmaceutical products increased by 15% in local currencies compared to 2003 and by 11% measured in Danish kroner to DKK 8,498 million.

NovoSeven(R)
Sales of NovoSeven(R) increased by 19% in local currencies compared to 2003. Measured in Danish kroner sales increased by 13% to DKK 4,359 million, with all regions contributing to growth, but with North America, Europe and International Operations as the major growth drivers. In the fourth quarter, sales were positively affected by a timing-related increase in sales to a number of countries in International Operations.

The sales growth of NovoSeven(R) was driven by several factors in 2004. Due to the high penetration within spontaneous bleeds in congenital inhibitor patients, the predominant part of the growth within the inhibitor segment has been generated by treatment of acquired haemophilia patients and usage of NovoSeven(R) in connection with elective surgery. Furthermore, the marketing approval in Europe in the first quarter of 2004 of NovoSeven(R) for the control of bleeding in patients with factor VII deficiency and Glanzmann's thrombasthenia added to growth. Treatment of spontaneous bleeds for congenital inhibitor patients remains the largest area of use. In addition, sales are perceived to have been positively affected by increased investigational use of NovoSeven(R) influenced by data froM clinical trials from the NovoSeven(R) expansion programme.

Growth hormone therapy (Norditropin(R) and Norditropin(R) SimpleXx(R))
In local currencies sales of Norditropin(R) and Norditropin(R) SimpleXx(R) products increased by 11% compared to 2003. Measured in DanISH kroner sales increased by 9% to DKK 2,317 million and were driven by Europe and North America. The prefilled delivery device NordiFlex(R) was launched in Japan and selected European countries during 2004 as well as in the US market in January 2005.

In Japan, the launch of NordiFlex(R) in July 2004 contributed to the positive development in Novo Nordisk's market share during the second half of 2004; however, the government-mandated reduction in reimbursement prices in April 2004 impacted sales negatively.

Other products
Sales of other products within the biopharmaceuticals segment, which predominantly consists of hormone replacement therapy (HRT) related products, grew by 11% in local currencies and by 7% in Danish kroner to DKK 1,822 million.

The sales growth in 2004 was positively impacted by the change in July 2003 of the US distribution set-up for Novo Nordisk's HRT products and by the continued market penetration of the low-dose continuous-combined product Activella(R) and the topical oestrogen product Vagifem(R). However, global sales in 2004 were negatively impacted by the overall contraction of the HRT market.

Costs, licence fees and other operating income
The cost of goods sold increased by 9% to DKK 8,050 million, representing a gross margin of 72.3%, an increase from 71.7% in 2003. Gains from an improved product mix as well as productivity increases, totalling slightly above 1 percentage point, were only partially offset by a negative currency impact.

Total non-production-related costs increased by 9% to DKK 14,576 million. The increase reflects especially costs related to sales and distribution, which increased in line with the growth in sales. The main drivers of sales and distribution costs in 2004 were, respectively, launch activities for Levemir(R) in Europe; an increased US sales force, primarily focusing on promotion of insulin products but also related to the changed set-up for HRT products; and costs related to an impairment charge on intangible assets in Brazil.

As a consequence of the implementation of IFRS 2 'Share-based payment', Novo Nordisk in 2004 expensed costs related to share-based programmes amounting to DKK 104 million. The comparable expense included in the IFRS-based statements for 2003 was DKK 76 million.

Total costs related to depreciation, amortisation and impairment losses in 2004 were DKK 1,892 million compared to DKK 1,581 million in 2003. The costs for 2004 include DKK 326 million in non-recurring impairment charges, compared to DKK 178 million in 2003.

Total income related to licence fees and other operating income was DKK 575 million in 2004 compared to DKK 1,036 million in 2003, primarily reflecting a lower level of non-recurring income in 2004.

Net financials and tax
Net financials showed a net income of DKK 477 million in 2004 compared to DKK 954 million in 2003, reflecting a lower level of hedging income in 2004. The foreign exchange hedging gains, primarily related to the hedging of the US dollar, were DKK 663 million compared to DKK 1,195 million in 2003. Foreign exchange hedging gains in the fourth quarter of 2004 were positively impacted by unrealised gains from the mark-to-market valuation of foreign exchange options, primarily related to the US dollar.

Novo Nordisk has currently hedged expected net cash flows in relation to US dollars, Japanese yen and British pounds for 14, 11 and 8 months, respectively.

The effective tax rate for 2004 was 33%, down from 34% in 2003, corresponding to a total tax expense of DKK 2,444 million in 2004.

Capital expenditure
Net capital expenditure for property, plant and equipment for 2004 was realised at DKK 3.0 billion, compared to DKK 2.3 billion for 2003. The main investment projects in 2004 were the expansion of purification capacity for Levemir(R), as well as expansion of filling capacity for insulin products, including FlexPen(R).

Free cash flow and financial resources
Free cash flow for 2004 was realised at DKK 4,278 million compared to DKK 3,846 million for 2003. This is higher than previously anticipated and is primarily related to a reduction in the average number of credit days for trade receivables.

Novo Nordisk's financial resources at the end of 2004 were DKK 10.2 billion compared to DKK 11.4 billion in 2003. Included in the financial resources are undrawn committed credit facilities of close to DKK 6.7 billion.

Outlook 2005
Novo Nordisk expects a 10-15 percentage-point growth in SALES for 2005 measured in local currencies based on expectations of a strong market for insulin products in general and the continued market penetration of Novo Nordisk's insulin analogue portfolio, combined with expectations of increasing NovoSeven(R) and Norditropin(R) SimpleXx(R) sales. However, as a consequence of the continued challengING currency environment, primarily related to the US dollar and related currencies, the sales growth measured in Danish kroner is expected to be around 10%.

For 2005, OPERATING PROFIT growth measured in local currencies and excluding the impact from non-recurring items is expected to be in line with Novo Nordisk's long-term target of growing operating profit by 15%. Measured in Danish kroner the growth in operating profit is expected to be around 5%, reflecting a significant, negative currency impact and no major non-recurring income in 2005.

Novo Nordisk expects a NET FINANCIAL EXPENSE of DKK 100 million, reflecting

     * a financial income, net of around DKK 100 million (excluding Novo Nordisk's share of loss & profit in associated companies), primarily related to expected gains from foreign exchange hedging contracts; and

     * a negative impact from losses in associated companies of around DKK 200 million, primarily reflecting Novo Nordisk's share of the expected loss in ZymoGenetics, Inc.

Given the prevailing Danish corporation tax regime, Novo Nordisk expects the TAX RATE to be 32%, 1 percentage point lower than the tax rate realised for 2004.

Novo Nordisk plans CAPITAL EXPENDITURES of close to DKK 4 billion in 2005, primarily related to the construction of production plants for Levemir(R) as well as additional filling capacity for insulin products. Capital expenditure will include purchase of fixed assets from Aradigm Corporation of approximately DKK 300 million related to the transfer of the AERx(R) iDMS project to Novo Nordisk. DEPRECIATION, AMORTISATION AND IMPAIRMENT LOSSES are expected to be around DKK 1.9 billion and the FREE CASH FLOW to be more than DKK 2 billion.

All of the above expectations are provided that currency exchange rates remain at the current level for 2005. All other things being equal, movements in key invoicing currencies will impact Novo Nordisk's operating profit in 2005 as illustrated below.

    INVOICING                       ANNUAL IMPACT ON NOVO NORDISK'S OPERATING PROFIT IN 2005
    CURRENCY                                         OF A 5% MOVEMENT IN CURRENCY
       USD                                                   DKK 280 million
       JPY                                                   DKK 130 million
       GBP                                                    DKK 80 million
   USD-related                                                DKK 70 million

     Note: USD-related currencies include CNY, CAD, ARS, BRL, MXN, CLP, SGD, TWD and INR

RESEARCH AND DEVELOPMENT UPDATE
DIABETES CARE
In December, Novo Nordisk filed the amended New Drug Application related to Levemir(R) with the US regulatory authorities (FDA), anD Novo Nordisk expects a US marketing approval around mid-2005, following an expected six months' review period by the FDA.

The liraglutide phase 2b study was, as expected, initiated in January 2005 and Novo Nordisk still expects to initiate the phase 3 clinical trial around the turn of the year 2005/6.

Novo Nordisk and the diabetes business unit of Medtronic Inc entered into an agreement in November, covering the US and Puerto Rico, to develop the world's first prefilled cartridge for use with Paradigm(R), Medtronic's external insulin pumps. Prefilled cartridges containing NovoLog(R) are expected to offer a convenient treatment option for people using Paradigm(R) pump therapy.

Novo Nordisk has completed the restructuring transaction with Aradigm Corporation related to the AERx(R) insulin Diabetes Management System (iDMS), giving Novo Nordisk full development and manufacturing rights to the programme as of 26 January 2005. Following the fulfilment of closing conditions, including approval by the US competition authorities as well as approval by Aradigm's shareholders, Novo Nordisk's wholly-owned affiliate Novo Nordisk Delivery Technologies, Inc now employs approximately 130 former Aradigm employees who have been dedicated to the AERx(R) iDMS programme.

In November, The University of Oxford Diabetes Trials Unit, in collaboration with Novo Nordisk, initiated the 4-T study (Treating To Target in Type 2 Diabetes). The study compares safety and efficacy of three different insulin treatment regimens in patients with type 2 diabetes, who are inadequately controlled with oral antidiabetic agents. The objective of this three-year study is to provide evidence and guidance on 'how best to treat people with type 2 diabetes with insulin', with the aim of preventing long-term complications and preserve quality of life. Initial results from the study, which includes approximately 700 patients, are expected during 2006, with final results expected during 2008.

BIOPHARMACEUTICALS

Novo Nordisk submitted the regulatory dossier for marketing approval of the use of NovoSeven(R) for treatment of blunt trauma to the European Medicines Agency in early January 2005. The application is a supplemental new drug application with an expected six months' review time. Novo Nordisk still expects to initiate a US trauma trial in the second quarter of 2005. The study is expected to comprise some 600 blunt and penetrating trauma patients.

Following recent consultations with the FDA, Novo Nordisk expects to initiate a confirmatory clinical trial in the US and Europe as well as in other countries for the use of NovoSeven(R) in intracerebral haemorrhage (ICH) mid-2005, involving some 450 patients. Novo Nordisk expects this trial to generate further clinical documentation for filing with the FDA for regulatory approval in the US of NovoSeven(R) in connection with ICH. Novo Nordisk still expects to file an application by mid-2005 for marketing approval in Europe foR the use of NovoSeven(R) in connection with ICH.

In November, the Japanese Ministry of Health, Labour and Welfare granted approval of NovoSeven(R) for treatment of bleeding episodes iN patients with acquired haemophilia, in addition to the existing approval for treatment of congenital haemophilia patients with inhibitors.

Also in November, Novo Nordisk was granted marketing authorisation in the US for Norditropin(R) for treatment of severe growth hormone deficiency in adults.

Following analysis of the phase 2 data on the use of human growth hormone in complicated fractures, further clinical development has been discontinued. The phase 2 data showed a significant acceleration of fracture healing; however, pharma-economic analysis did not justify further clinical development. Novo Nordisk will continue to develop human growth hormone for other new therapeutic indications.

Equity
Total equity was DKK 26,504 million at the end of 2004, equal to 70.8% of total assets, compared to 71.7% at the end of 2003. Please refer to appendix 4 for further elaboration of changes in equity during 2004.

Proposed dividend
At the Annual General Meeting on 9 March 2005, the Board of Directors will propose a 9% increase in dividend to DKK 4.80 per share of DKK 2, corresponding to a pay-out ratio of 31.8%, compared to 30.8% for the financial year 2003. No dividend will be paid on the company's holding of own shares.

Treasury shares and share repurchase programme
As per 28 January 2005, Novo Nordisk A/S and its wholly-owned affiliates owned 22,585,129 of its own B shares, corresponding to 6.37% of the total share capital. During 2004, Novo Nordisk purchased 6,480,000 B shares at a cash value of DKK 2 billion, which is in line with the share repurchase programme as announced in April 2004. Novo Nordisk still expects to purchase additional B shares during 2005 equivalent to a cash value of DKK 2 billion, with the remaining shares under the total DKK 5 billion share repurchase programme to be acquired during 2006.

Corporate governance
Long-term share-based incentive programme
As from 2004, Novo Nordisk's Executive Management and Senior Management Board (26 in total) participate in a performance-based incentive programme where Novo Nordisk B shares are annually allocated to a bonus pool when certain predefined business-related targets have been achieved. The annual maximum allocation of shares to the bonus pool is capped at the equivalent of eight months of salary per participant. The shares in the bonus pool are locked up for a three-year period before they are transferred to the executives at the expiry of the three-year lock-up period. Based on an assessment of the economic value generated in 2004 as well as the performance of the R&D portfolio and key sustainability projects, the Board of Directors on 27 January 2005 approved the establishment of a bonus pool for 2004 by allocating a total of 126,344 Novo Nordisk B shares, corresponding to a cash value of DKK 33.7 million. This allocation amounts to seven months of salary on average per participant.

For further information on incentive programmes for senior management and other employees in Novo Nordisk, please refer to appendix 7.

Audit Committee
The Audit Committee, which was established by the Board of Directors in March 2004, continues to be responsible, on behalf of the Board, for a number of predefined tasks. These include overseeing the internal and external auditors, accounting policies and internal controls, as well as procedures for handling complaints regarding financial reporting matters.

Sustainability issues
At the end of 2004, through Novo Nordisk's global health programme, 150,000 people with diabetes were trained or treated at diabetes clinics in the eight countries that were selected as key priorities when the programme was launched in 2001. A recent agreement with the Tanzanian Ministry of Health, to establish a national diabetes care programme in Tanzania and improve education and training of doctors and nurses, marks a shift of strategy. Whereas the first initiatives began as partnerships with local diabetes associations providing diabetes awareness, education and treatment, focus in future will be on partnerships with governments. Novo Nordisk's investments to improve diabetes diagnosis and care in Tanzania have proved successful with tangible benefits to the country.

In 2004, Novo Nordisk developed a strategy for addressing the climate change challenge, one of the most pressing environmental risks facing industry. In November 2004, Novo Nordisk and WWF entered into an agreement according to which Novo Nordisk will set a target to have reduced its net CO2 emissions by 2014. By setting the target for absolute reduction, which we consider ambitious and achievable, Novo Nordisk will demonstrate environmental leadership and corporate responsibility. Setting such a target will enable Novo Nordisk to become part of the WWF Climate Savers programme. As part of the agreement Novo Nordisk's greenhouse gas emissions inventory will be verified by independent technical experts against the GHG protocol, and the agreement will be tailored to the circumstances and operating sector of the company. In 2004, CO2 emissions were 253,000 tons, which will serve as the basis for evaluation of the target achievement.

In a global survey of corporate sustainability reports, released in November 2004 by SustainAbility, UNEP and Standard & Poor's, Novo Nordisk was ranked second in the world for its ability to identify and manage social and environmental issues as part of 'how we do business'. The benchmark study 'Risk & Opportunity: Best Practice in Non-Financial Reporting', gives Novo Nordisk a score of 69% - a solid improvement from 2002. The survey highlights Novo Nordisk's reporting: the Novo Nordisk Way of Management is seen as "a convincing approach to embedding sustainable development in the company's culture and corporate governance", and the company's ability to report robustly and transparently on commitments, targets and activities is "leading edge".

LEGAL ISSUES

As of 27 January 2005, Novo Nordisk Inc, together with the majority of hormone therapy product manufacturers, is a defendant in 16 product liability lawsuits. Since the initiation of the lawsuits in July 2004, three cases against Novo Nordisk Inc have been dismissed by the courts. Novo Nordisk's hormone therapy products (Activella(R) and Vagifem(R)) have been sold and marketed in the US since 2000. Until July 2003, the products were sold and marketed exclusively in the US by Pharmacia & Upjohn Corporation (now Pfizer). The proceedings are in their preliminary stages; however, Novo Nordisk is not expecting the claims to impact Novo Nordisk's financial outlook.

In January 2005, Novo Nordisk, Teva and Savient (formerly known as Bio-Technology General) have agreed to a partial settlement of their disputes over human growth hormone (hGH) intellectual property. Under the terms of the agreement, the three parties have granted each other cross-licences to any patents covering the hGH-active ingredient. An appeal of a District Court judgment regarding one portion of the dispute will continue, as will an interference proceeding in the US Patent and Trademark Office. The financial terms of the agreement are not disclosed, but the financial impact has been included in this stock exchange announcement.

Conference call details
At 10:00 CET today, corresponding to 9:00 am London time and 4:00 am New York time, a conference call will be held. Investors will be able to listen in via a link on novonordisk.com. This link can be found under 'Investors - Conference call'. Presentation material for the conference call will be made available approximately one hour before on the same page.

Forward-looking statement
The above sections contain forward-looking statements as the term is defined in the US Private Securities Litigation Reform Act of 1995. Forward-looking statements provide current expectations or forecasts of events such as new product introductions, product approvals and financial performance.

Such forward-looking statements are subject to risks, uncertainties and inaccurate assumptions. This may cause actual results to differ materially from expectations. Factors that may affect future results include interest rate and currency exchange rate fluctuations, delay or failure of development projects, production problems, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Novo Nordisk's products, introduction of competing products, Novo Nordisk's ability to successfully market both new and existing products, exposure to product liability and other lawsuits, changes in reimbursement rules and governmental laws and related interpretation thereof, and unexpected growth in costs and expenses.

Risks and uncertainties are further described in reports filed by Novo Nordisk with the US Securities and Exchange Commission (SEC) including the company's Form 20-F, which was filed on 27 February 2004. Please also refer to the section 'Risk Management' in the Annual Report 2004. Novo Nordisk is under no duty to update any of the forward-looking statements or to conform such statements to actual results, unless required by law.

Bagsvaerd 28 January 2005
The Board of Directors

Financial calendar

1 February 2005  - PDF version of the Annual Report available on
                   novonordisk.com
14 February 2005 - Printed and online versions of the
                   Annual Report
9 March 2005     - Annual General Meeting
28 April 2005    - Financial statement for the first
                   quarter of 2005
11 August 2005   - Financial statement for the
                   first half of 2005
27 October 2005  - Financial statement for the
                   first nine months of 2005
27 January 2006  - Financial statement for 2005

Contacts for further information

MEDIA:                                      INVESTORS:
Outside North America:                      Outside North America:

Mike Rulis                                  Mogens Thorsager Jensen
Tel (direct): (+45) 4442 3573               Tel (direct): (+45) 4442 7945
E-mail: mike@novonordisk.com                E-mail: mtj@novonordisk.com

                                            Palle Holm Olesen
                                            Tel (direct): (+45) 4442 6175
                                            E-mail: phoo@novonordisk.com

In North America:                           In North America:

Susan T Jackson                             Christian Kanstrup
Tel (direct): (+1) 609 919 7776             Tel (direct): (+1) 609 919 7937
E-mail: stja@novonordisk.com                E-mail: cka@novonordisk.com

Further information on Novo Nordisk is available on the company's internet homepage at the address novonordisk.com

Appendix 1: Income statement

DKK million                                           2004           2003           2002
Sales                                               29,031         26,158         24,866
Cost of goods sold                                   8,050          7,409          6,598
GROSS PROFIT                                        20,981         18,749         18,268

Sales and distribution costs                         8,280          7,451          7,187
Research and development costs                       4,352          4,055          3,952
Administrative expenses                              1,944          1,857          1,960
Licence fees and other operating income (net)          575          1,036            758
OPERATING PROFIT                                     6,980          6,422          5,927

Share of profit/(loss) in associated companies        (117)           (59)            72
Financial income                                       898          1,482          1,046
Financial expenses                                     304            469            717
PROFIT BEFORE INCOME TAXES                           7,457          7,376          6,328

Income taxes                                         2,444          2,543          2,212
NET PROFIT                                           5,013          4,833          4,116

BASIC EARNINGS PER SHARE (DKK)                       14.89          14.17          11.87
DILUTED EARNINGS PER SHARE (DKK)                     14.83          14.15          11.85

SEGMENT SALES:
 Diabetes care                                      20,533         18,475         17,458
 Biopharmaceuticals                                  8,498          7,683          7,408

SEGMENT OPERATING PROFIT:
 Diabetes care                                       3,404          3,142          2,346
 Operating margin                                     16.6%          17.0%          13.4%

 Biopharmaceuticals                                  3,576          3,280          3,581
 Operating margin                                     42.1%          42.7%          48.3%

Appendix 2: Balance sheet

DKK million                                    31 DEC 2004    31 Dec 2003
ASSETS

Intangible assets                                      314            331
Property, plant and equipment                       17,559         16,342
Investments in associated companies                    883          1,040
Deferred tax assets                                    769            579
Long-term financial assets                             159             80
TOTAL LONG-TERM ASSETS                              19,684         18,372

Inventories                                          7,163          6,531
Trade receivables                                    4,062          3,785
Tax receivables                                        710            134
Other receivables                                    1,855          2,652
Marketable securities                                  526          1,828
Cash at bank and in hand                             3,433          1,262
TOTAL CURRENT ASSETS                                17,749         16,192

TOTAL ASSETS                                        37,433         34,564

EQUITY AND LIABILITIES

Share capital                                          709            709
Treasury shares                                        (45)           (33)
Share premium account                                2,565          2,565
Retained earnings                                   22,671         20,925
Other comprehensive income                             604            610
TOTAL EQUITY                                        26,504         24,776

Long-term debt                                       1,188            753
Deferred tax liabilities                             1,853          1,510
Provision for pensions                                 250            222
Other long-term provisions                             358            271
TOTAL LONG-TERM LIABILITIES                          3,649          2,756

Short-term debt                                        507            975
Trade payables                                       1,061          1,008
Tax payables                                           631            643
Other current liabilities                            3,721          3,366
Other short-term provisions                          1,360          1,040
TOTAL CURRENT LIABILITIES                            7,280          7,032

TOTAL LIABILITIES                                   10,929          9,788

TOTAL EQUITY AND LIABILITIES                        37,433         34,564


Appendix 3: Cash flow statement

DKK million                                           2004           2003            2002

NET PROFIT                                           5,013          4,833           4,116

Reversals with no effect on cash flow:
 Income taxes                                        2,444          2,543           2,212
 Depreciation, amortisation and impairment losses    1,892          1,581           1,293
 Interest income and interest expenses                (128)          (101)            (54)
 Other reversals with no effect on cash flow         1,018            365             291
Income taxes paid                                   (2,866)        (1,804)         (2,266)

Interest received and interest paid (net)              109            67              120
CASH FLOW BEFORE CHANGE IN WORKING CAPITAL           7,482          7,484           5,712

CHANGE IN WORKING CAPITAL:
(Increase)/decrease in trade receivables
  and other receivables                                211           (721)            312
(Increase)/decrease in inventories                    (623)          (571)         (1,131)
Increase/(decrease) in trade payables and
  other liabilities                                    519            (43)            (26)
CASH FLOW FROM OPERATING ACTIVITIES                  7,589          6,149           4,867

INVESTMENTS:
Divestment of subsidiaries                               -              -              52
Acquisition of subsidiaries                              -             10            (448)
Purchase of intangible assets and long-term
  financial assets                                    (312)           (40)            (81)
Sale of property, plant and equipment                  140            185              50
Purchase of property, plant and equipment           (3,139)        (2,458)         (3,943)
Net change in marketable securities
  (over three months)                                1,310         (1,516)          1,085
CASH FLOW FROM INVESTING ACTIVITIES                 (2,001)        (3,819)         (3,285)

FINANCING:
New long-term debt                                     505            476               -
Repayment of long-term debt                           (574)           (23)            (18)
Purchase of treasury shares                         (1,982)        (1,619)           (386)
Sale of treasury shares                                 87             15              39
Dividends paid                                      (1,488)        (1,243)         (1,161)
CASH FLOW FROM FINANCING ACTIVITIES                 (3,452)        (2,394)         (1,526)

NET CASH FLOW                                        2,136            (64)             56

Unrealised gain/(loss) on exchange
  rates and marketable securities in cash
  and cash equivalents                                 (14)           (14)            (22)
NET CHANGE IN CASH AND CASH EQUIVALENTS              2,122            (78)             34

Cash and cash equivalents at the beginning
  of the year                                          841            919             885
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR     2,963            841             919

Bonds with term to maturity exceeding
  three months                                         508          1,810             301
Undrawn committed credit facilities                  6,694          8,701           7,961
FINANCIAL RESOURCES AT THE END OF THE YEAR          10,165         11,352          9,181

FREE CASH FLOW                                       4,278          3,846             497

Appendix 4: Statement of changes in equity

                                                                                                      Other
                                                                                              comprehensive
                                                                                                     income
                                                                                                   Deferred
                                                                                                      gain/
                                                                  Share                 Exchange    loss on
                                            Share  Treasury     premium     Retained        rate  cash flow       Other
DKK million                               capital    shares     account     earnings adjustments     hedges adjustments       TOTAL
2004

Balance at the beginning of the year          709       (33)      2,565       20,925         (79)       513         176     24,776

Exchange rate adjustment of investments in
subsidiaries                                                                      39                                 39

Deferred (gain)/loss on cash flow
hedges at the beginning of the year
recognised in the Income statement
for the year                                                                                           (513)                  (513)

Deferred gain/(loss) on cash flow
hedges at the end of the year                                                                           461                    461

Other adjustments                                                                                                     7          7

Net income recognised directly in               -         -           -            -          39        (52)          7         (6)
equity

Net profit for the year                                                        5,013                                         5,013

Total income for the year                       -         -         -          5,013          39        (52)          7      5,007

Cost of share-based payment                                                      104                                           104

Purchase of treasury shares                             (13)                  (1,969)                                       (1,982)

Sale of treasury shares                                   1                       86                                            87

Dividends                                                                     (1,488)                                       (1,488)

BALANCE AT THE END OF THE YEAR                709       (45)      2,565       22,671         (40)       461         183     26,504

At the end of the year proposed
dividends of DKK 1,594 million are
included in retained earnings.
No dividend is declared on treasury
shares.

2003

Balance at the beginning of the year          709       (19)      2,565       18,849         (85)       391          67     22,477

Exchange rate adjustment of investments in
subsidiaries                                                                       6                                  6

Deferred (gain)/loss on cash flow
hedges at the beginning of the year
recognised in the Income statement
for the year                                                                                           (391)                 (391)

Deferred gain/(loss) on cash flow
hedges at the end of the year                                                                           513                    513

Other adjustments                                                                                                   109        109

Net income recognised directly in
equity                                          -         -           -            -           6        122         109        237

Net profit for the year                                                        4,833                                         4,833

Total income for the year                       -         -           -        4,833           6        122         109      5,070

Cost of share-based payment                                                       76                                            76

Purchase of treasury shares                             (14)                  (1,605)                                       (1,619)

Sale of treasury shares                                   -                       15                                            15

Dividends                                                                     (1,243)                                       (1,243)

BALANCE AT THE END OF THE YEAR                709       (33)      2,565       20,925         (79)       513         176     24,776

At the end of the year proposed dividends of DKK 1,488 million are included in retained earnings. No dividend is declared on treasury shares.

2002

Balance at the beginning of the year          709       (16)      2,565       16,200           -        116         126     19,700

Exchange rate adjustment of investments in
subsidiaries                                                                     (85)                               (85)

Deferred (gain)/loss on cash flow
hedges at the beginning of the year
recognised in the Income statement
for the year                                                                                           (116)                  (116)

Deferred gain/(loss) on cash flow
hedges at the end of the year                                                                           391                    391

Other adjustments                                                                                                   (59)       (59)

Net income recognised directly in
equity                                          -         -           -            -         (85)       275         (59)       131

Net profit for the year                                                        4,116                                         4,116

Total income for the year                       -         -           -        4,116         (85)       275         (59)     4,247

Cost of share-based payment                                                       38                                            38

Purchase of treasury shares                              (4)                    (382)                                         (386)

Sale of treasury shares                                   1                       38                                            39

Dividends                                                                     (1,161)                                       (1,161)

BALANCE AT THE END OF THE YEAR                709       (19)      2,565       18,849         (85)       391          67     22,477


At the end of the year proposed dividends of DKK 1,243 million are included in retained earnings. No dividend is declared on treasury shares.

Appendix 5: Quarterly numbers in DKK

(Amounts in DKK million, except number of employees, earnings per share and number of shares outstanding.)


                                                                                                                            % change
                                                            2004                                        2003                Q4 2003-
                                             Q4         Q3         Q2         Q1         Q4         Q3         Q2        Q1  Q4 2004

SALES                                     7,944      7,408      7,164      6,515      7,111      6,603      6,435     6,009      12%

Gross profit                              5,783      5,318      5,219      4,661      4,982      4,793      4,633     4,341      16%
Gross margin                               72.8%      71.8%      72.9%      71.5%      70.1%      72.6%      72.0%    72.2%

Sales and distribution costs              2,364      2,039      1,991      1,886      2,059      1,837      1,821     1,734      15%
Percent of sales                           29.8%      27.5%      27.8%      28.9%      29.0%      27.8%      28.3%     28.9%
Research and development costs            1,243      1,086        983      1,040      1,128      1,015        972       940      10%
Percent of sales                           15.6%      14.7%      13.7%      16.0%      15.9%      15.4%      15.1%     15.6%
Administrative expenses                     534        502        431        477        487        490        420       460      10%
Percent of sales                            6.7%       6.8%       6.0%       7.3%       6.8%       7.4%       6.5%      7.7%
Licence fees and other operating
income (net)                                213         59         71        232        423        216        226       171     -50%


OPERATING PROFIT                          1,855      1,750      1,885      1,490      1,731      1,667      1,646     1,378       7%
Operating margin                           23.4%      23.6%      26.3%      22.9%      24.3%      25.2%     25.6%      22.9%

Share of profit in associated
R&D companies                               (32)         7        (44)       (38)        78        (45)       (41)      (63)   -141%
Share of profit in other
associated companies                         12          5          4        (31)         7         (2)        (2)        9      71%
Financial income                            491        125        104        178        438        177        446       421      12%
Financial expenses                          186         52         44         22        117        103        116       133      59%
Profit before taxation                    2,140      1,835      1,905      1,577      2,137      1,694      1,933     1,612       0%

NET PROFIT                                1,462      1,226      1,272      1,053      1,395      1,111      1,271     1,056       5%

Depreciation, amortisation and
impairment losses                           549        576        387        380        553        363        356       309      -1%
Capital expenditure                       1,092        873        642        392        905        383        519       466      21%
Cash flow from operating activities       2,103      2,426      1,710      1,350        221      2,317      1,437     2,174     852%
Free cash flow                              903      1,533        956        886       (703)     1,932        910     1,707    -228%

Equity                                   26,504     25,557     24,827     23,942     24,776     23,587     22,692    21,712       7%
Total assets                             37,433     35,587     34,248     33,838     34,564     35,140     33,103    31,382       8%
Equity ratio                               70.8%      71.8%      72.5%      70.8%      71.7%      67.1%      68.5%     69.2%

Full-time employees at the end
of the period                            20,285     20,001     19,631     19,179     18,756     18,664     18,465    18,221       8%
Diluted earnings per share (in DKK)*       4.37       3.63       3.74       3.10       4.11       3.26       3.72      3.06       6%
Average number of shares outstanding (million)*
- used for diluted earnings per share     334.7      338.2      339.8      339.8      339.1      340.7      342.0     344.6      -1%

Sales by business segments:
 Insulin analogues                        1,332      1,252      1,037        886        792        705        572       484      68%
 Human insulin and insulin-related sales  3,944      3,593      3,640      3,206      3,936      3,526      3,642     3,388       0%
 Oral antidiabetic products (OAD)           403        445        379        416        388        384        298       360       4%
 DIABETES CARE TOTAL                      5,679      5,290      5,056      4,508      5,116      4,615      4,512     4,232      11%

 NovoSeven(R)                             1,170      1,086      1,084      1,019        933      1,002        990       918      25%
 Growth hormone therapy                     651        559        557        550        584        516        534       499      11%
 Hormone replacement therapy                364        396        389        339        397        358        290       277      -8%
 Other products                              80         77         78         99         81        112        109        83      -1%
 BIOPHARMACEUTICALS TOTAL                 2,265      2,118      2,108      2,007      1,995      1,988      1,923     1,777      14%

Sales by geographic segments:
 Europe                                   3,364      3,057      3,106      2,884      3,153      2,909      2,923     2,712       7%
 North America                            1,816      2,098      1,837      1,727      1,584      1,634      1,471     1,530      15%
 International Operations                 1,559      1,171      1,134        980      1,233      1,026      1,058       910      26%
 Japan & Oceania                          1,205      1,082      1,087        924      1,141      1,034        983       857       6%

Segment operating profit:
 Diabetes care                            1,047        746        936        675        953        742        770       677      10%
 Biopharmaceuticals                         808      1,004        949        815        778        925        876       701       4%

*) For Q4 2004 diluted earnings per share/ADR of a nominal value of DKK 2, which include options on Novo Nordisk's treasury shares with an exercise price below current market value, have been based on an average number of shares of 334,689,470.

Appendix 6: Quarterly numbers in EUR

(Amounts in EUR million, except number of employees, earnings per share and number of shares outstanding.)

Key figures are translated into EUR as supplementary information - the translation is based on average exchange rate for income statement and exchange rate at the balance sheet date for balance sheet items.

                                                                                                                            % change
                                                            2004                                        2003                Q4 2003-
                                             Q4         Q3         Q2         Q1         Q4         Q3         Q2        Q1  Q4 2004
SALES                                     1,068        997        962        875        956        889        866       809      12%

Gross profit                                778        715        701        626        670        645        624       584      16%
Gross margin                               72.8%      71.8%      72.9%      71.5%      70.1%      72.6%      72.0%     72.2%

Sales and distribution costs                318        274        268        253        277        247        246       233      15%
Percent of sales                           29.8%      27.5%      27.8%      28.9%      29.0%      27.8%      28.3%     28.9%
Research and development costs              167        146        132        140        152        137        130       127      10%
Percent of sales                           15.6%      14.7%      13.7%      16.0%      15.9%      15.4%      15.1%     15.6%
Administrative expenses                      72         67         58         64         64         67         56        62      10%
Percent of sales                           6.7%       6.8%       6.0%       7.3%       6.8%       7.4%       6.5%      7.7%
Licence fees and other operating
income (net)                                 28          8         10         31         56         30         30        23     -50%

OPERATING PROFIT                            249        236        253        200        233        224        222       185       7%
Operating margin                           23.4%      23.6%      26.3%      22.9%      24.3%      25.2%      25.6%     22.9%

Share of profit in associated
R&D companies                                (3)        (1)        (5)        (5)        10         (6)        (6)       (8)   -141%
Share of profit in other
associated companies                          2          1          -         (4)         1          -          -         1      71%
Financial income                             65         17         14         24         60         23         60        57      12%
Financial expenses                           25          7          6          3         16         13         16        18      59%
Profit before taxation                      288        246        256        212        288        228        260       217       0%

NET PROFIT                                  197        165        171        141        187        150        171       142       5%

Depreciation, amortisation and
impairment losses                            74         77         52         51         75         48         48        42      -1%
Capital expenditure                         147        117         86         53        122         52         70        63      21%
Cash flow from operating activities         283        326        230        181         30        312        193       293     852%
Free cash flow                              121        207        128        119        (95)       260        122       230    -228%

Equity                                    3,563      3,434      3,340      3,216      3,328      3,176      3,054     2,924       7%
Total assets                              5,033      4,782      4,608      4,545      4,643      4,732      4,455     4,226       8%
Equity ratio                               70.8%      71.8%      72.5%     70.8%       71.7%      67.1%      68.5%     69.2%

Full-time employees at the end
of the period                            20,285     20,001     19,631     19,179     18,756     18,664     18,465    18,221       8%

Diluted earnings per share (in EUR)*       0.58       0.49       0.50       0.42       0.55       0.44       0.50      0.41       6%
Average number of shares outstanding (million)*
- used for diluted earnings per share     334.7      338.2      339.8      339.8      339.1      340.7      342.0     344.6      -1%

Sales by business segments:
 Insulin analogues                          179        169        139        119        107         95         77        65      68%
 Human insulin and insulin-related sales    531        483        489        430        530        474        490       456       0%
 Oral antidiabetic products (OAD)            54         60         51         56         52         51         41        48       4%
 DIABETES CARE TOTAL                        764        712        679        605        689        620        608       569      11%

 NovoSeven(R)                               157        147        145        137        125        135        133       124      25%
 Growth hormone therapy                      87         75         75         74         78         70         72        67      11%
 Hormone replacement therapy                 49         53         52         46         53         49         39        37      -8%
 Other products                              11         10         11         13         11         15         14        12      -1%

BIOPHARMACEUTICALS TOTAL                    304        285        283        270        267        269        258       240      14%

Sales by geographic segments:
 Europe                                     452        411        418        387        424        392        392       366      7%
 North America                              244        282        247        232        213        220        198       206      15%
 International Operations                   210        157        152        132        166        138        143       122      26%
 Japan & Oceania                            162        147        145        124        153        139        133       115       6%

Segment operating profit:

 Diabetes care                              141        101        125         91        128        100        104        91      10%

 Biopharmaceuticals                         109        135        128        109        105        124        118        94       4%


*) For Q4 2004 diluted earnings per share/ADR of a nominal value of DKK 2, which include options on Novo Nordisk's treasury shares with an exercise price below current market value, have been based on an average number of shares of 334,689,470.

Appendix 7: Incentive programmes

1. LONG-TERM SHARE-BASED INCENTIVE PROGRAMME FOR SENIOR MANAGEMENT

As from 2004, the six members of Executive Management and 20 members of the Senior Management Board are no longer included in Novo Nordisk's share option plan. The option plan has been replaced by a share-based incentive programme. This incentive programme is based on an annual calculation of shareholder value creation compared to the planned performance for the year.

In line with Novo Nordisk's long-term financial targets, the calculation of value creation is based on reported operating profit after tax reduced by a WACC-based return requirement on average invested capital. A proportion of the marginal value creation will be transferred to a bonus pool for participating executives. The calculated bonus pool may, subject to the Board of Directors' assessment, be reduced by a lower than expected performance on significant research and development projects and key sustainability projects.

The bonus pool will operate with a maximum contribution per participant equal to eight months of salary. Once the performance-based bonus pool has been approved by the Board of Directors, the bonus pool is converted into Novo Nordisk B shares at the market price prevailing when the financial results for the year prior to the bonus year were released. The bonus pool of shares will be established when approved by the Board of Directors, but will be locked up for three years before it is transferred to the participants at the end of the three-year period.

In the lock-up period, the bonus pool may potentially be reduced due to lower than planned value generation in subsequent years. The participant will have to be employed by Novo Nordisk at the end of the lock-up period to be eligible for the transfer of shares from the bonus pool.

In 2004, the allocation to the bonus pool amounts to DKK 33.7 million, corresponding to seven months of salary. This amount was expensed in 2004. The cash amount has been converted into 126,344 Novo Nordisk B shares using a share price of DKK 267, equal to the average trading price for Novo Nordisk B shares on the Copenhagen Stock Exchange from 6 to 20 February 2004. Based on the split of participants at the establishment of the bonus pool, approximately 40% of the pool will be allocated to the members of Executive Management and 60% to the members of the Senior Management Board.

As the long-term share-based incentive programme is evaluated by the Board of Directors to have worked successfully in 2004, it will continue in 2005 with an unchanged structure.

2. SHARE OPTION PROGRAMME FOR 2004

The grant of share options to approximately 400 employees, excluding the members of Executive Management and the Senior Management Board, in accordance with Novo Nordisk's share option programme is subject to the achievement of shareholder value-based targets as determined by the Board of Directors. For 2004, targets were established for Operating Profit and Return on Invested Capital, respectively.

As the two financial targets for 2004 were achieved, a total of 809,416 share options will be granted at an exercise price of DKK 267 per option. The options can be exercised in the period 31 January 2008 - 30 January 2013. The value of the share option programme is estimated to be DKK 84 million, based on the Black-Scholes model. The company's holding of its own shares will cover this commitment.

Appendix 8: Adoption of  IFRS

As of 1 January 2004, the accounting policies have been changed to comply with International Financial Reporting Standards (IFRS). The date of transition is 1 January 2002 and all comparative figures for 2000 - 2003 have been restated. Following IFRS 1 all standards and interpretations effective at 31 December 2004 have been applied.

The following standards with effective date after 31 December 2004 have also been applied:

- IFRS 2 'Share-based Payment' (issued February 2004) IFRS 2 has been applied retrospectively to all grants of employee shares and share options from 1997 to 2004.

- The revised standards IAS 32 'Financial Instruments: Disclosure and Presentation' and IAS 39 'Financial Instruments: Recognition and Measurement'

- All the revised standards in the IASB's improvement project, ie: IAS 1, IAS 2, IAS 8, IAS 10, IAS 16, IAS 17, IAS 21, IAS 24, IAS 27, IAS 28, IAS 31,
     IAS 33 and IAS 40.

The standard IFRS 5 'Non-current Assets Held for Sale and Discontinued Operations' with effective date 1 January 2005 has not been applied. IFRS 5 will be applied in accordance with the effective date 1 January 2005. The standard will be applied prospectively and only affect future transactions. The impact of application is not expected to be significant.

The adoption of IFRS results in changes to the accounting policies in the following areas:

a) ACCOUNTING FOR ASSOCIATED R&D COMPANIES - Novo Nordisk's share of profit or loss in associated research and development companies, including impairment losses, is included in share of profit and loss in associated companies and is therefore no longer included in research and development costs. Novo Nordisk's capital gains on dilution or sale of investments in associated research and development companies is included in share of profit or loss in associated companies and therefore no longer in Licence fees and other operating income (net). The method of calculating Novo Nordisk's share of profit or loss in an associated company is slightly changed.

b) MARKET VALUE OF CURRENCY OPTIONS - currency options hedging future cash flow are measured at market value at the balance sheet date. As a consequence of the detailed IFRS requirements for allowing hedge accounting for currency options, the current use does not qualify for cash flow hedge accounting. Value adjustments are therefore recognised in the Income statement under financial income or financial expenses.

c) SHARE-BASED PAYMENT - in accordance with IFRS 2 'Share-based payment' the fair value of employee services received in exchange for the grant of share-based compensation plans is recognised as an expense, and allocated over the vesting period.

d) PROVISION FOR PENSIONS - provisions for pension commitments and similar obligations are calculated in accordance with IAS 19. All actuarial gains and losses are recognised in the balance sheet at 1 January 2002 in accordance with IFRS 1.

e) BORROWING COSTS - all interest expenses are recognised as an expense in the period in which they are incurred. Interest expenses on loans financing construction of major investments are no longer included in the cost of the assets.

f) CASH DISCOUNTS AND CERTAIN REBATES - in line with the development in international practice, cash discounts are now classified as a deduction from sales. Previously cash discounts were reported as Sales and distribution costs. Certain rebates are reclassified from Sales and distribution costs to sales.

g) LONG-TERM BONDS - cash and cash equivalents consist of cash and marketable securities which at the date of acquisition had a maturity not exceeding three months. The cash flow from marketable securities, which at the date of acquisition had a maturity exceeding three months, is included in cash flow from investing activities.

h) DEFERRED TAX ASSETS are presented as long-term assets and are no longer offset in provisions for deferred tax.

i) SOFTWARE - development costs of software in relation to major IT projects for internal use are reclassified from property, plant and equipment to intangible assets.

j) In the income statement gains and losses on derivative financial instruments are no longer offset in the gains and losses of the hedged items. This has the effect that a foreign exchange loss of DKK 229 million in 2003 (DKK 510 million in 2002) is reclassified from financial income to financial expenses.

k) LONG-TERM EMPLOYEE BENEFITS - provisions are recognised for certain long-term employee benefits.

l) DILUTED EARNINGS PER SHARE - are calculated in accordance with IAS 33, which causes a change in the calculation of the dilutive effect.

m)   OTHER minor effects from adopting IFRS.

The changes regarding share-based payment, cash discounts and long-term employee benefits were not included in the unaudited reconciliations to IFRS included in the Annual Financial Report 2003 and the Stock Exchange Announcement for the first three quarters of 2004.

To illustrate the effect of adopting IFRS in the Novo Nordisk Group the following reconciliations of the reported figures for 2002 and 2003 under previous Danish GAAP to the IFRS figures have been prepared.

The letters a) to m) in the tables below refer to descriptions of the changes in accounting policies due to IFRS adoption mentioned above.

RATIOS                                     2003                  2002
                                       PREVIOUS              PREVIOUS
                                           GAAP       IFRS       GAAP       IFRS
Growth in operating profit                  6.8%       8.4%       6.5%       9.6%
Operating profit margin                    24.1%      24.6%      23.7%      23.8%
Return on invested capital (ROIC)          19.1%      19.5%      20.1%      20.5%
Cash/earnings, three-year average          32.0%      32.3%      34.9%      43.1%
Basic earnings per share (DKK)            14.24      14.17      11.81      11.87
Diluted earnings per share (DKK)          14.14      14.15      11.72      11.85

CONSOLIDATED INCOME STATEMENT

                                                  2003                                  2002
                                       PREVIOUS                         PREVIOUS
DKK million                                GAAP       IFRS       IFRS       GAAP       IFRS       IFRS
                                         EFFECT                          EFFECT
Sales                                    26,541       (383)    26,158     25,187       (321)    24,866
Cost of goods sold                        7,439        (30)     7,409      6,633      6,598        (35)
GROSS PROFIT                             19,102       (353)    18,749     18,554       (286)    18,268

Sales and distribution costs              7,799       (348)     7,451      7,479       (292)     7,187
Research and development costs            4,193       (138)     4,055      4,139       (187)     3,952
Administrative expenses                   1,847         10      1,857      1,951          9      1,960
Licence fees and other operating
income (net)                              1,121        (85)     1,036        994       (236)       758

OPERATING PROFIT                          6,384         38      6,422      5,979        (52)     5,927
Share of profit/(loss) in
associated companies                         12        (71)       (59)        27         45         72
Financial income                          1,214        268      1,482        475        571      1,046
Financial expenses                          227        242        469        181        536        717
PROFIT BEFORE INCOME TAXES                7,383         (7)     7,376      6,300         28      6,328

Income taxes                              2,525         18      2,543      2,205          7      2,212
NET PROFIT                                4,858        (25)     4,833      4,095         21      4,116

DKK million                                                      2003       2002
OPERATING PROFIT  - PREVIOUS GAAP
a) Accounting for associated R&D companies -
   reclassification of share of profit or loss                  6,384      5,979
a) Accounting for associated R&D companies -
   reclassification of capital gain                               150        194
                                                                  (85)      (236)
c) Share-based payment                                            (76)      (38)
d) Provisions for pensions                                         10        (11)
e) Borrowing costs - depreciation                                  38         38
m)   Other                                                          1          1
OPERATING PROFIT - IFRS                                         6,422      5,927

NET PROFIT - PREVIOUS GAAP                                      4,858      4,095
a) Accounting for associated R&D companies - increased
   share of profit or loss                                         (9)        (9)
b) Market value of currency options                                30         50
c) Share-based payment                                            (69)       (28)
d) Provision for pensions                                           6         (7)
e) Borrowing costs - depreciation                                  38         38
e) Borrowing costs - interest expenses as incurred                (10)       (14)
m) Other                                                          (11)        (9)

NET PROFIT - IFRS                                               4,833      4,116

CONSOLIDATED BALANCE SHEET
                                                      2003                  2002
                                       PREVIOUS       IFRS              PREVIOUS       IFRS
DKK million                                GAAP     EFFECT       IFRS       GAAP     EFFECT       IFRS
Intangible assets                           220        111        331        240        111        331
Property, plant and equipment            16,828       (486)    16,342     16,205       (524)    15,681
Investments in associated companies       1,009         31      1,040      1,202         47      1,249
Deferred income tax assets                    -        579        579          -        559        559
Other financial assets                       80          -         80         77          2         79
Inventories                               6,531          -      6,531      5,919          -      5,919
Trade receivables                         6,636        (65)     6,571      6,115        (91)     6,024
Marketable securities                     1,828          -      1,828        315          -       315
Cash at bank and in hand                  1,262          -      1,262      1,423          -      1,423
TOTAL ASSETS                             34,394        170     34,564     31,496        116     31,612
Equity                                   25,224       (448)    24,776     22,928       (451)    22,477
Total liabilities                        9,170         618      9,788      8,568        567      9,135
TOTAL EQUITY AND LIABILITIES             34,394        170     34,564     31,496        116     31,612

DKK million                                           2003       2002
TOTAL ASSETS - PREVIOUS GAAP                        34,394     31,496
a) Accounting for associated R&D companies              31         47
d) Provisions for pensions                               -        (43)
e) Borrowing costs                                    (382)      (410)
h) Deferred tax assets                                 548        559
m) Other                                               (27)       (37)
TOTAL ASSETS - IFRS                                 34,564     31,612

TOTAL LIABILITIES - PREVIOUS GAAP                    9,170      8,568
i) Deferred tax assets                                 548        559

   Changes to deferred tax as a
   result of the other changes to
   accounting policies                                 (201)      (234)

d) Provisions for pensions                              52         14
j) Long-term employee benefits                         211        211
m) Other                                                 8         17

TOTAL LIABILITIES - IFRS                             9,788      9,135

                                                                           1 Jan
                                                      2003        2002      2002
EQUITY - PREVIOUS GAAP                               25,224     22,928     20,137
a) Accounting for associated R&D companies              47         31         57
b) Market value of currency options -
   deferred tax effect                                 (35)       (22)       (22)
c) Share-based payment - deferred tax effect           100         92         82
d) Provisions for pensions                             (36)       (42)       (15)
e) Borrowing costs                                    (268)      (287)      (297)
k) Long-term employee benefits                        (211)      (211)      (211)
m) Other                                               (29)       (28)       (31)

EQUITY - IFRS                                       24,776     22,477     19,700

CONSOLIDATED CASH FLOW STATEMENT
                                                                 2003                             2002
                                                  PREVIOUS       IFRS              PREVIOUS      IFRS
DKK million                                           GAAP     EFFECT       IFRS       GAAP     EFFECT       IFRS
Cash flow from operating activities                  6,159        (10)     6,149      4,881        (14)     4,867
Cash flow from investing activities*)               (2,313)    (1,506)    (3,819)    (4,384)     1,099     (3,285)
Cash flow from financing activities                 (2,394)         -     (2,394)    (1,526)         -     (1,526)
NET CASH FLOW                                        1,452     (1,516)       (64)    (1,029)     1,085         56

Net change in cash and cash equivalents              1,435     (1,513)       (78)    (1,053)     1,087         34
Cash and cash equivalents at the beginning
of the year                                          1,234       (315)       919      2,287     (1,402)       885

CASH AND CASH EQUIVALENTS AT THE END OF
THE YEAR                                             2,669     (1,828)       841      1,234       (315)       919

Free cash flow **)                                   3,846          -      3,846        497          -        497

DKK million                                           2003       2002
CASH FLOW FROM OPERATING
ACTIVITIES - PREVIOUS GAAP                           6,159      4,881
e) Borrowing costs - cash flow
   effect of interest expenses                         (10)       (14)

CASH FLOW FROM OPERATING ACTIVITIES - IFRS           6,149      4,867

CASH FLOW FROM INVESTING ACTIVITIES -
PREVIOUS GAAP                                       (2,313)    (4,384)
e) Borrowing costs - cash flow
   effect of interest expenses                          10         14
g) Long-term bonds                                  (1,513)     1,087
g) Long-term bonds - unrealised gains/losses            (3)        (2)

CASH FLOW FROM INVESTING ACTIVITIES - IFRS          (3,819)    (3,285)

CASH AND CASH EQUIVALENTS AT THE END OF THE
YEAR - PREVIOUS GAAP                                 2,669      1,234
g) Long-term bonds - at the end of the year         (1,828)      (315)

CASH AND CASH EQUIVALENTS AT THE END OF
THE YEAR - IFRS                                        841        919

*) According to IFRS the cash flow from investments in long-term bonds (>three months) is included in cash flow from investing activities. Excess liquidity is primarily invested in non-callable, liquid bonds with solid credit rating.

**) Free cash flow is not included as a subtotal in the cash flow statement according to IFRS. Free cash flow is calculated as the sum of Cash flow from operating activities and investing activities excluding Net change in marketable securities (>three months). This leaves Free cash flow unaffected by the IFRS adoption.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: JANUARY 31 2005                         NOVO NORDISK A/S
                             ---------------------------------------------------
                                            Lars Rebien Sorensen,
                                     President and Chief Executive Officer